Exhibit 3

Western Wind Energy Corp.
Management Discussion and Analysis
For the year ended December 31, 2011

March 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or “our” or the “Company”) as at and for the year ended December 31, 2011 (the “financial statements”). All amounts are expressed in United States dollars unless otherwise stated. References to notes are with reference to the audited consolidated financial statements.

RECENT DEVELOPMENTS

  On January 27, 2012, the Company declared commercial operations for its 120MW Windstar project.

  On March 22, 2012, we submitted our Windstar Generating Facility cash grant application to the U.S. Department of the Treasury. The cash grant will be from a U.S. Federal Government program to encourage renewable energy development through a 30% cash grant in lieu of tax credits, paid by the U.S. Department of Energy, and is part of the American Recovery Re-Investment Act ("ARRA"). We submitted $301,855,689 of eligible costs for an estimated cash grant of $90,556,707, which is subject to review and approval by the Department of Treasury. In accordance with the program guidance, applications are to be reviewed and payments made within 60 days from the later of the date of complete application or the date the property is placed in service in accordance with the program guidance.

  On December 21, 2011, the Kingman Generating Facility cash grant application to the U.S. Department of the Treasury was approved, and the Company received proceeds of $9,324,382 on December 24, 2011.

  On December 30, 2011, the $4.1 million loan with RMT, Inc. (“RMT”) and $4.2 million treasury grant loan were repaid with proceeds from the Kingman cash grant, terminating all obligations under those loan agreements. The Kingman construction loan was converted to a $16 million term loan on December 23, 2011.

  On January 21, 2012, the Company closed a non-brokered private placement of 1,550,000 Units at a price of C$2.00 per Unit for gross proceeds of C$3,100,000. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of C$2.00 per share until January 20, 2014. The securities are subject to a hold period that expires on May 21, 2012. In connection with the offering, the Company paid PI Financial Corp. ("PI") a finder's fee of C$217,000 in cash and issued to PI 108,500 share purchase warrants (the "Finder's Warrants"). Each Finder's Warrant entitles the holder to purchase one common share of the Company (the "Finder's Warrant Share") at a price of C$2.00 per share until January 20, 2014. The Finder's Warrants have the same terms as the Units and are also subject to a hold period that expires on May 21, 2012.

  On December 29, 2011, the Company entered into a Module Supply Agreement ("MSA") with REC Solar U.S., LLC for the purchase of solar modules totaling approximately 42MW DC (30MW AC) for its Yabucoa Project, in Puerto Rico. On December 29, 2011, the Company also took delivery of an initial 12MW in solar modules to ensure the Company exceeded the minimum 5% safe harbor provision of Section 1603 of the ARRA, for the U.S. Department of the Treasury Cash Grant Program.

  On November 2, 2011, the Company executed a fixed price Power Purchase Agreement (“PPA”) with San Diego Gas & Electric Company (“SDG&E”) for its 30MW Mesa wind generation facility. The PPA contains conditions precedent to the effectiveness of this agreement, including California Public Utilities Commission (“CPUC”) approval no later than June 1, 2012 and a start date for the sale of power no later than April 15, 2012. On March 27, 2012, Western Wind deposited $483,140 delivery term security with SDG&E for the term of the PPA expiring December 31, 2013. The existing PPA with SCE will terminate on March 31, 2012 and energy sales will commence with SDG&E on April 1, 2012.

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BUSINESS OVERVIEW

Western Wind Energy is a vertically integrated renewable energy development and production company that currently owns wind and solar generation facilities with 165MW of rated capacity either in production or in construction, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. and Canada. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, the Province of Ontario, and Puerto Rico.

Western Wind is in the business of developing, owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

OVERVIEW OF PROJECTS

			Production to be Sold		PPA	Land /Lease
Project	Tech	Location	Capacity	Price	Counterparty	Term
Operational
Windstar	W	Tehachapi, California	120MW	Fixed Price	SCE	Company Owned
Mesa	W	San Gorgonio, California	30MW	SRAC/Fixed*	SCE/SDG&E*	Sept. 22, 2037
Kingman	W+S	Kingman, Arizona	10.5MW	Fixed Price	UNS	Company Owned
Windridge	W	Tehachapi, California	4.5MW	SRAC	SCE	Company Owned
Under Construction
Yabucoa	S	Yabucoa, Puerto Rico	30MW	Fixed Price	PREPA	Aug. 17, 2050
Early Stage
Mesa II	W	San Gorgonio, California	TBD	TBD	TBD	Sept. 22, 2037
Ontario	W	Ontario	TBD	TBD	TBD	Option to Lease
Windswept	W	Kern County, California	TBD	TBD	TBD	Company Owned and Leased
Snowflake	W	Navajo, Arizona	TBD	TBD	TBD	Feb. 22, 2041
Where W – Refers to Wind Resource,S – Refers to Solar Resource and TBD – Refers to To Be Determined
* SDG&E fixed price contract executed on November 2, 2011 – conditions precedent before effective, see Mesa operations discussion below.

Operations

Mesa Generating Facility – 30MW

	Year Ended
	December 31
	2011	2010
Energy production (MWh)	53,008	53,395
Price/MWh (US$)	$40.85	$42.18
Energy sales	$2,165,174	$2,251,431
As available capacity payments	$300,041	$302,183
Total energy sales from generating facilities	$2,465,215	$2,553,614

The Company’s 30MW Mesa wind generating facility is located in the San Gorgonio Pass near Palm Springs, California. The assets include a right-of-way (“ROW”) on 440 acres of land owned by the Bureau of Land Management (“BLM”), a Power Purchase Agreement (“PPA”) with Southern California Edison (“SCE”), 460 wind turbines, a collection system, a substation, roads and a maintenance building.

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Of the original 460 65-kW Vestas V15 turbines, approximately 410 turbines are still operational. All operations and maintenance are subcontracted out to Green Energy Maintenance Corp. (“GEM”, formerly Airstreams Maintenance Corporation), an independent company that has extensive experience in operating and maintaining generating facilities and overhauling wind turbines.

The Company has a PPA and associated interconnection agreement with SCE that provides for the sale of electricity on an “as available” basis at SCE’s Short Run Avoided Cost (“SRAC”). On April 12, 2010, SCE extended the PPA in compliance with an order by the CPUC pending its approval of a new standard offer contract. However, prior to the CPUC’s approval, SCE entered into the Settlement Agreement with numerous parties. The Settlement Agreement resolves numerous outstanding disputes and provides for an orderly transition from the existing qualifying facility (“QF”) program to a new QF/Combined Heat and Power program for QFs greater than 20MWs. The existing SCE PPA expires within 120 days of a CPUC decision on the standard offer contracts. The CPUC approved the Settlement Agreement on December 16, 2010 (in Decision 10-12-035) and it became effective on November 23, 2011. Accordingly, our SCE PPA expires on March 24, 2012. In anticipation of the expiration of the existing PPA, in July, the Company bid into the renewable request for proposals processes. On November 2, 2011, the Company executed the fixed price PPA with SDG&E for its 30MW wind generation facility. The SDG&E PPA contains conditions precedent to the effectiveness of this agreement, including CPUC approval no later than June 1, 2012 and a start date for the sale of power no later than April 15, 2012, which provides time to bring the project into compliance with the California Independent System Operator Company’s requirements for renewable energy projects to sell power into the California transmission grid.

On March 27, 2012, Western Wind deposited $483,140 delivery term security with SDG&E for the term of the PPA expiring December 31, 2013. The existing PPA with SCE will terminate on March 31, 2012 and energy sales will commence with SDG&E on April 1, 2012.

Kingman Generating Facility – 10.5MW

	Year Ended December 31
	2011	2010
Total energy sales from generating facilities	$741,319	$-

The Company’s Kingman Generating Facility is a 10.5MW fully integrated combined wind and solar energy generation facility on 1,110 acres of land owned by Western Wind in Kingman, Arizona. The Kingman project began initial operations on September 24, 2011. The assets include five (5) Gamesa turbines, a collection system, a substation, roads, interconnection facilities, a maintenance building, and a fixed price PPA with UNS Electric, Inc., a subsidiary of Unisource Energy Corporation of Arizona (“UNS”), which expires on September 24, 2031.

On December 21, 2011, the Kingman Generating Facility cash grant application to the U.S. Department of the Treasury was approved, and we received proceeds of $9,324,382 on December 24, 2011. The cash grant is from a U.S. federal government program designed to encourage renewable energy development through a 30% cash grant in lieu of tax credits paid by the U.S. Department of Energy and is part of the ARRA.

On December 30, 2011, the $4.1 million loan with RMT and $4.2 million treasury grant loan were repaid with proceeds from the Kingman cash grant, terminating all obligations under those loan agreements.

On December 23, 2011, our construction loan facility was converted to a $16 million term loan. Prior to conversion, interest was paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. As of the date of conversion, the applicable margin with respect of the base rate and Eurodollar loans will increase by 0.25% on each three-year anniversary of the conversion date until the final maturity date. The maturity date of the term loan is seven years from the conversion date and the loan will be amortized over 18 years.

Kingman’s funds from operations are held in restricted escrow accounts. On a monthly basis, we apply for funds to be released from the escrow accounts to pay for specified operating costs and debt service payments.

The Company had capitalized $29,973,266 in power project development and construction costs during the year ended December 31, 2011. These costs, along with cumulative amounts, were then transferred to property and equipment upon commencement of commercial operations.

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Windridge Generating Facility – 4.5MW

	Year Ended December 31
	2011	2010
Energy production (MWh)	930	1,606
Price/MWh (US$)	$42.91	$46.18
Energy sales	$39,902	$74,164
As available capacity payments	$7,957	$10,149
Total energy sales from generating facilities	$47,859	$84,313

The 4.5MW Windridge wind generating facility is located on 191 acres owned by the Company in Tehachapi, California. The assets include 43 Windmatic turbines, a substation, a collection system, and a PPA with SCE, which expires on December 7, 2014, to deliver the output from 4.5MW of capacity.

The Company has a Standard Offer Power Purchase and Interconnection Agreement with SCE that will expire on December 7, 2014 to sell electricity on an “as available” basis at SCE’s SRAC price.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended. The facility is currently operating below its rated capacity; however, management believes that the Company may be able to repower the Windridge facility with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa II project repower.

Windstar Generating Facility – 120MW

The Windstar Generating Facility is a 120MW wind generating facility on 1,850 acres of land owned by the Company in Tehachapi, California. On January 27, 2012, the Company began commercial operation of its 120MW Windstar project. The assets include sixty (60) Gamesa G80 and G87 2-MW wind turbine generators, a collection system, a substation, roads, interconnection facilities, a maintenance building and a fixed price PPA with SCE, which expires on January 28, 2032.

The project will deliver power to SCE via the Wilderness and Sagebrush Lines to SCE’s Vincent Substation pursuant to three Large Generator Interconnection Agreements (“LGIA”) with Sky River, LLC, Sagebrush, and the California Independent System Operator (“CAISO”) and SCE.

On March 22, 2012, we submitted our Windstar Generating Facility cash grant application to the U.S. Department of the Treasury. The cash grant will be from a U.S. Federal Government program to encourage renewable energy development through a 30% cash grant in lieu of tax credits, paid by the U.S. Department of Energy, and is part of the ARRA. We submitted $301,855,689 of eligible costs for an estimated cash grant of $90,556,707, which is subject to review and approval by the Department of Treasury. In accordance with the program guidance, applications are to be reviewed and payments made within 60 days from the later of the date of complete application or the date the property is placed in service in accordance with the program guidance.

In December 2010, the Company signed a $204.5 million Senior Secured Note Purchase Agreement with various institutional lenders and a letter of credit financing agreement with Rabobank for up to $55 million to finance the Windstar project. The notes are secured by a first lien on all the project assets and the line of credit provided through the financing agreement is secured by a first lien on the proceeds of the 30% cash grant from the U.S. Treasury Department and a second lien on all the assets of the Windstar project. The $55 million credit agreement with Rabobank will be paid upon receipt of the U.S. Treasury cash grant.

The Company has entered into $15,488,574 of deferred financing with one of its project vendors. The Company has until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance.

In December 2010, the Company started capitalizing carrying costs and continues to capitalize power project development and construction costs, which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, financing, power purchase and regulatory matters. The Company has capitalized $248,566,909 in power project development and construction costs for the year ended December 31, 2011.

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Under Construction

Yabucoa Project – 30MW

The Yabucoa Solar Project is a 30MW AC photovoltaic (“PV”) project in the Municipality of Yabucoa, Commonwealth of Puerto Rico. Energy and green credits from the project will be sold to the Puerto Rico Electric Power Authority (“PREPA”) under a 20-year Renewable Power Purchase and Operating Agreement that also provides for direct interconnection in close proximity to the project site. The project is located on land leased from the Puerto Rico Land Authority (“PRLA”) for 40 years. We are currently in an advanced stage selection regarding the inverters, tracker system, and construction and term financing.

On December 29, 2011, the Company entered into a Module Supply Agreement ("MSA") with REC Solar U.S., LLC for the purchase of solar modules totaling approximately 42MW DC (30MW AC) for its Yabucoa Project, in Puerto Rico. On December 29, 2011, the Company took delivery of an initial 12MW in solar modules to ensure the Company exceeded the minimum 5% safe harbor provision of Section 1603 of the ARRA, for the U.S. Department of the Treasury cash grant program.

On December 29, 2011, we signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of three percent per annum. The note and accrued interest are due on April 30, 2012. The promissory note will be repaid upon financial close from our anticipated construction and term financing for our Yabucoa project. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

The Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of tax equity and debt financing for the Yabucoa project. The Company is currently in an advanced stage of obtaining project financing.

The Company chose Black & Veatch Corporation as the independent engineer for our Yabucoa Project. Black & Veatch Corporation is currently finalizing their project evaluation and due diligence report.

The Company has identified all of the major permits and approvals of the various federal and local agencies that are currently required to construct and operate the project. We are in the advanced stages of obtaining all necessary land use permits, and all permits required for construction will be issued and in effect prior to starting construction. Permits required for operating the project will be obtained when appropriate.

On February 25, 2011, we signed a 30MW solar PPA with PREPA for a term of 20 years commencing on the commercial operations date and providing an energy payment and green credits payment.

On August 17, 2010, the Company entered into a 40-year land lease agreement with the PRLA. The Project site is located in the municipality of Yabucoa, in southeast Puerto Rico, approximately 45 miles southeast of San Juan and 2 miles inland from the Caribbean Sea. The site is a former agricultural site, surrounded by former and current brownfield industrial sites. The site is an irregular rectangle approximately 400 acres in size and located northeast of the municipality of Yabucoa and contains three water wells and no major buildings or improvements.

The right to interconnect and the specific interconnection arrangements are incorporated in the PPA. PREPA is responsible for designating an interconnection point for the project, which is the San Juan Martin 115 kV Switchyard, and the Company is responsible for constructing the project and the interconnection facilities.

The Company has incurred development costs on this project for solar modules, financing, consultants, environmental impact studies, engineering, design and transmission studies related to interconnection and feasibility studies. The Company has capitalized $15,206,159 in power project development and construction costs for the year ended December 31, 2011.

Under Development

Mesa II Project – Early Stage Development

In 2009, the Company submitted a plan of development (“POD”), and environmental and archaeological assessments required for a repower and expansion of Mesa Wind up to 50MW and the BLM issued a Record of Decision approving that POD and, on September 21, 2009, granted a 24-year ROW extension to September 22, 2037. However, due to the two-year delay in processing the interconnection application, the Company was not able to repower within the timeframes set forth in BLM’s record of decision. Accordingly, the Company will be required to update its POD and resubmit additional environmental assessments to support the new POD.

As part of the interconnection application for the Mesa repower and expansion project, the Company has received a system facilities study from SCE stating that the 30MW repower would require $15,500 in system upgrades. The Company also received a facilities study for the 20MW expansion, stating that the 20MW would require significant upgrades making the

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expansion project uneconomical. After further evaluation, management has decided to delay the repower and expansion projects due to the execution of the SDG&E PPA. On March 22, 2012, Western Wind filed a new interconnection application for the 20MW expansion project, Mesa II for its transmission cluster study. Western Wind continues to retain a $500,000 interconnection financial security deposit with SCE for the 30MW repower.

The Company has capitalized $84,506 in power project development and construction costs for the year ended December 31, 2011.

Ontario Project – Early Stage Development

In 2007, the Company began seeking solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10MW or less can interconnect with the local distribution system, provided there is sufficient distribution capacity. Such eligible projects are then paid a standard price of $443 per MWh, commonly known as a “feed-in” tariff.

On August 3, 2010 the Company filed one feed-in tariff (“FIT”) application with the Ontario Power Authority (“OPA”) in relation to the aforementioned option to lease agreement, and deposited a refundable $200,000 financial security deposit in accordance with the FIT application requirements. The OPA will review our application based on various issues including transmission availability, zoning, and the feasibility of the various third party applications they receive. The Company has received confirmation from OPA indicating receipt of the application and that the application is currently being reviewed. Due to the large volume of applications received by the OPA, the Company asserts that this has likely lead to delays in the review process but is uncertain as to the exact reason for the delay. The Company will continue to dialogue with the OPA regarding the probability of obtaining a FIT contact.

On May 26, 2010 the Company executed an option to lease agreement in Huntley, Ontario, for 72 acres for the potential development of a 10MW solar energy facility. Under this agreement, the Company paid a deposit of $1,000 and will pay a further $10,000 when the Company is awarded a feed-in tariff contract and another $10,000 when all permits and required financing are obtained. The option to lease expires on May 26, 2012.

Windswept Project – Early Stage Development

The Company has secured approximately 571 contiguous acres near Tehachapi, California just west of Windstar, through land purchases and ground leases to pursue the development of an additional wind and/or solar generating facilities project. We are testing the wind and solar resource to confirm suitability, and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept project.

The Windswept Project is still subject to obtaining wind energy zoning from Kern County, a PPA, interconnection to SCE’s new Tehachapi renewable energy transmission system, financing, and other development milestones.

Snowflake Project – Early Stage Development

On February 22, 2011, the Company entered into a ground lease with Rocking Chair Ranch, Inc. for 10,888 contiguous acres in Navajo County, Arizona, and may secure up to approximately 22,000 acres in the future, to pursue the development of a wind energy project. The property will be used solely for wind energy purposes. The lease extends for a period of up to 30 years. Rent will be based on the greater of the percentage rent or the minimum guaranteed payment of $5,000 per MW per lease year. The percentage rent will be based on the project’s gross revenues multiplied by the applicable base percentage which will be 6% in lease years one to ten, 6.5% for lease years 11 to 20 and 7% for lease years 21 to 30.

As a result of the Barstow Project termination, the Company moved the meteorological towers from the Barstow Project site and erected three (3) met towers at the Snowflake Project on February 12, 2012 to test the wind resource. The Company has commenced work to confirm environmental and transmission suitability and economic feasibility.

Assuming the project is feasible, construction of the Snowflake Project is still a few years away and is subject to obtaining wind energy zoning from local authorities, a PPA, an interconnection agreement, financing, and other development milestones.

New Projects

As part of the Company’s California initiative, the Company previously entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into generating facilities. These potential projects are at an early stage of development. The Company is carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

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DEVELOPMENT STRATEGY

General

The Company acquires and develops sites or existing wind and solar projects based on the following criteria:

  Satisfactory wind/solar and/or resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected electricity prices; and

  Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar projects and perform development activities. The Company will continue to focus its attention on states/territories/provinces that have renewable energy portfolio standards.

Revenue Strategies

Revenue from the Company’s wind and solar energy generating facilities in the U.S. comes from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona, Puerto Rico and Ontario.

The Company’s PPAs for its Mesa and Windridge generating facilities provide for pricing based on variable SRAC prices, which are influenced by oil and gas prices. As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate. The Company has mitigated this risk by executing a fixed price PPA with SDG&E on December 22, 2011. The Kingman and Windstar Project revenues are based on fixed-price PPAs, which serve to stabilise the Company’s revenue stream.

Financing Strategies

The Company plans to continue raising capital through institutional sources, such as those that financed Windstar and Kingman, as they are experienced in power project financing, to finance the construction and operation of wind and solar energy facilities. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.

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SELECTED ANNUAL INFORMATION

For the years ended December 31, 2011, 2010 and 2009

	Year Ended December 31
	U.S. GAAP	U.S. GAAP	Canadian GAAP
	2011	2010	2009
Total revenues	$3,254,393	$2,637,927	$2,451,721
Net income (loss)	$(4,915,478)	$568,783	$(4,440,519)
Earnings (loss) per share
- Basic	$(0.08)	$0.01	$(0.10)
- Diluted	$(0.08)	$0.01	$(0.10)
Weighted average common shares outstanding
- Basic	58,715,394	50,866,886	42,860,006
- Diluted	-	53,119,267	-
Total assets	395,924,719	270,984,170	29,202,080
Long-term liabilities	232,598,630	215,061,073	9,189,036
Dividends per share	-	-	-

RESULTS OF OPERATIONS

Revenue

	Year Ended December 31
	2011	2010
Energy production (MWh)	60,168	55,001
Price/MWh (US$)	$48.97	$42.28
Energy sales	$2,946,395	$2,325,595
As available capacity payments	$307,998	$312,332
Energy sales	$3,254,393	$2,637,927

For the year ended December 31, 2011, the Mesa, Kingman and Windridge generating facility’s generated combined energy sales of $3,254,393, compared to energy sales revenue of $2,637,927 for the comparative period. The increase in energy sales for the year ended December 31, 2011, was largely driven by a 9% increase in energy production over the comparative period due to the additional revenues from the newly operational Kingman Project, coupled with a 16% year-over-year increase in the average sales price.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, ROW fees, insurance, electricity costs and overhead associated with operating the Mesa, Windridge and Kingman generating facilities. Cost of sales increased 20% to $1,738,728 for the year ended December 31, 2011 and was 53% of revenues compared to $1,447,848 for the year ended December 31, 2010 and 55% of revenues in the comparative period. This year-over-year increase in cost of sales resulted primarily from the addition of the newly operational Kingman Project, and a decision from the Bureau of Land (“BLM”) Management to bill for back rental payments (BLM lease) effective July 7, 2011 in the amount of $136,009 for Mesa. The previous year’s lease payments were calculated in error by the BLM.

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General and administration

	Year Ended December 31
	2011	2010	*
Professional fees	$937,463	$380,116
Salaries, consulting and directors’ fees *	1,463,207	996,333
Stock-based compensation	1,230,136	772,575
Travel and automotive	377,868	339,195
Advertising and promotion	190,138	33,553
Office *	377,884	230,048
Regulatory fees	147,634	73,400
	$4,724,330	$2,825,220
* Head office salaries were presented under ‘Office’ in 2010, they have been reclassified for comparatives purposes to ‘Salaries, consulting and directors’ fees’, due to a change in presentation, effective January 1, 2011.

General and administration costs increased 67% to $4,724,330 for the year ended December 31, 2011, compared to $2,825,220 for the comparative period. These increases can largely be attributed to the following:

  Professional fees increased 147% to $937,463 for the year ended December 31, 2011, due to the expanded scope of outside legal services resulting from a settlement agreement with a previous consultant, and additional costs for the year end audit and tax advisory services.

  Salaries, consulting and directors’ fees increased 47% to $1,463,207 for the year ended December 31, 2011, as additional administrative and accounting staff were hired to support growth resulting from the construction of Windstar and Kingman projects in 2011. There was also an increase in directors’ fees effective January 1, 2011.

  Stock based compensation increased 59% to $1,230,136 for the year ended December 31, 2011 and is directly attributed to the issuance of 3,100,000 options to the Company’s contractors, employees, and directors in December 2010 and the issuance of an additional 310,000 options in 2011.

  Advertising and promotion increased 467% to $190,138 for the year ended December 31, 2011, due to increased advertising and press release costs associated with regular project updates relating to our Windstar, Kingman, and Puerto Rico projects.

  Travel and automotive increased 12% to $377,868 for the year ended December 31, 2011, due to the addition of two (2) leased vehicles in 2011.

  Office expenses increased 64% to $377,884 for the year ended December 31, 2011, due to the need for increased floor space at the Company’s Vancouver head office, to accommodate additional staff, and the corresponding increase in office rental and insurance costs.

  Regulatory fees increased 101% to $147,634 for the year ended December 31, 2011, due to the addition of an investor relations consultant effective April 1, 2011, and the regulatory and filing fees associated with the Company’s OTCQX listing, effective September 6, 2011.

Project development

	Year Ended December 31
	2011	2010	*
Consulting fees	$778,190	$5,797,860
Stock-based compensation	554,930	328,594
Project costs	760,712	324,755
Travel and automotive	93,320	129,532
Office and secretarial	160,608	183,374
	$2,347,760	$6,764,115

Project development costs decreased 65% to $2,347,760 for the year ended December 31, 2011, compared to $6,764,115 for the comparative period. These decreases can largely be attributed to the following:

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  Consulting fees decreased 645% to $778,190 for the year ended December 31, 2011, and is attributed to the $4.9 million in Windstar and Kingman bonuses declared to the Company’s consultants, employees and directors in December 2010.

  Stock based compensation increased 69% to $554,930 for the year ended December 31, 2011, and is directly attributed to the issuance of 3,100,000 options to the Company’s contractors, employees, and directors in December 2010 and the issuance of an additional 310,000 options in 2011.

  Project costs increased 134% to $760,712 for the year ended December 31, 2011, due primarily to a one-time $250,000 bonus-payable to a consultant of the Company for achievement of milestones on the Windstar project.
  Additional, increases were related to land lease costs associated with our Snowflake development project, and costs incurred for Kingman II expansion site reports and evaluations.

  Travel and automotive costs decreased 28% to $93,320 for the year ended December 31, 2011, due to a reduction in the amount of travel required for our Ontario development project.

  Office and secretarial costs decreased 12% to $160,608 for the year ended December 31, 2011, due to a decrease in the number of project development contractors and their office expenses.

Amortization

Amortization expense increased 46% to $1,355,557 for the year ended December 31, 2011, compared to $928,297 for the comparative period, as the Kingman generating facility was placed into initial operation on September 24, 2011.

Asset retirement obligation

Asset retirement obligation accretion increased 304% to $27,484 for the year ended December 31, 2011, compared to $6,806 for the comparative period, as the Company’s Kingman generating facility has provided for the future remediation costs.

Interest and finance costs on loans payable

Interest and finance costs on long term debt for the year ended December 31, 2011, increased 1820% to $1,276,933 compared to $66,495 for the comparative period. The significant increase in interest and finance expenses for the year ended December 31, 2011 is attributed to the corporate debt, and the commencement of initial operations at our Kingman generating facility. Interest on the Windstar construction loans is capitalized as part of the power project development and construction costs, while the project is under construction. Capitalized interest on the Windstar project will be amortized when the project is ready for initial operations, while the Kingman interest is being amortized over the 20 year useful life of the asset.

Foreign exchange (gain) loss

The Company incurred a foreign exchange gain of $6,202 for the year ended December 31, 2011, compared to a gain of $202,175 in the comparative period. This decreased foreign exchange exposure is attributed to realized foreign exchange gains/losses on U.S. dollar denominated payable balances, held by the Canadian parent company, offsetting each other as the USD/CAD exchange rate fluctuated throughout 2011.

Other income

The Company recorded other income of $155,024 for the year ended December 31, 2011. This is primarily attributed to the recognition of $125,496 in deferred income from the Kingman cash grant receipt.

Mark-to-market gains on Canadian dollar warrants

Mark-to-market gains on the Company’s Canadian dollar denominated warrants for the year ended December 31, 2011 were $215,522, compared to a loss of $1,418,733 for the year ended December 31, 2010. The mark-to-market gains on the warrants is attributed to the year-over-year depreciation in the Canadian dollar, offset in large part by a year-over-year increase in the Company’s stock price from C$1.60 per share to C$2.01 per share, and the corresponding fair value calculation associated with the Black-Scholes valuation model, thereby reducing the Company’s warrant liability.

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Mark-to-market gains resulted from the change in the Company’s functional currency as of December 31, 2010 to the U.S. dollar and the adoption of U.S. GAAP as of January 1, 2011. Under U.S. GAAP, ASC 815, Derivatives and Hedging, all share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability and fair valued. The resulting fair value adjustment is reflected in the consolidated statements of operations.

Income tax recovery

The Company’s current income tax expense and deferred income tax recovery were $113,205 and $3,028,192, respectively, for the year ended December 31, 2011, compared to $nil and a recovery of $11,147,954 for the comparative period. The decrease in the deferred income tax recovery for the year ended December 31, 2011, can largely be attributed to the December 31, 2010 significant decrease associated with the change in valuation allowance. The current income tax expense for the year ended December 31, 2011, resulted from the recognition of current income taxes payable to the State of California for 2010. On October 8, 2010 California’s state budget act extended the suspension of net operating loss deductions to 2010 and 2011 tax years.

Comprehensive loss

Comprehensive loss was $6,499,341 for the year ended December 31, 2011, and was comprised of the following items:

  A net loss of $4,915,478 for the year ended December 31, 2011;

  Mark-to-market losses on the Kingman interest rate swaps totaling $1,558,793 for year ended December 31, 2011, given that the London Interbank Offered Rate (“LIBOR”) has declined to historically low rates;

  Mark-to-market gains on the Canadian dollar warrants of $50,068 for the year ended December 31, 2011, were due to a depreciation in the Canadian dollar vis-à-vis the U.S. dollar; and

  Unrealized foreign exchange gains of $24,998 on translation of the Canadian parent company for the year ended December 31, 2011, stemming from the depreciation of the Canadian dollar vis-à-vis the U.S. dollar.

SUMMARY OF QUARTERLY RESULTS

			Net Income (loss)
	Total	Net Income (loss)	Per Share
US GAAP	Revenues	by Quarter	Basic and Diluted

Q4 2011	$948,550	$(1,700,805)	$(0.03)
Q3 2011	747,280	(1,581,610)	(0.02)
Q2 2011	1,047,212	(1,234,965)	(0.02)
Q1 2011	511,350	(398,098)	(0.01)
Q4 2010	383,628	2,894,964	0.05
Q3 2010	826,896	(640,327)	(0.01)
Q2 2010	936,263	(648,326)	(0.01)
Q1 2010	491,140	(1,037,526)	(0.02)

The Company’s quarterly revenues are subject to seasonality. During the winter period in California, lower wind resources commonly occur, and therefore, the Company is subject to lower sales revenues during the first and fourth quarter of each fiscal year. The California spring and summer months typically generate much higher wind resources, leading to higher sales revenues for the Company in the second and third quarter of each fiscal year. During the winter period in Arizona, higher wind resources commonly occur acting as a hedge against lower resource months in California. The increase in revenues for Q4 2011 is attributed to the additional revenues generated by the Kingman generating facility, which began commercial operations on September 24, 2011.

The Company’s quarterly net income or loss has fluctuated widely over the past eight periods. While, the seasonality of the Company’s revenues can explain part of the fluctuations, the remaining variances in 2011 can largely be attributed to the significant increase in general and administration costs to support its continued growth and project construction monitoring. Similarly, project development costs throughout 2011 exhibited significant year-over-year growth as the Company’s development projects progress.

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LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2011, the Company had a cash balance of $429,583, and $47,015,675 in restricted cash reserved for the Windstar and Kingman generating facilities, compared to a cash balance of $1,119,366 and $127,128,155 of restricted cash as at December 31, 2010. The restricted cash balance is reserved solely for project and operational costs related to the Windstar and Kingman generating facilities, respectively, and are held in restricted escrow accounts. On a monthly basis, the Company applies for the funds to be released from the escrow accounts to pay for specified construction and operational costs.

The Company’s working capital was a negative $102,481,507 as of December 31, 2011 (negative $23,263,157 at December 31, 2010). This negative working capital balance primarily relates to the project mezzanine financing being the Windstar Rabo financing of $51,013,346 and deferred financing of $15,488,574. The receipt of the Windstar cash grant proceeds (amount submitted on March 22, 2012 for approval being $90,556,707) will be used to repay the Windstar Rabo and deferred financing, and the Company will use the excess cash grant to repay the corporate bridge loans of $18,867,922 as they become due. The REC promissory note of $12,006,000 is due on April 30, 2012 and will be repaid upon financial close from our anticipated construction and term financing for our Yabucoa project.

On January 21, 2012, the Company closed a non-brokered private placement of 1,550,000 Units at a price of C$2.00 per Unit for gross proceeds of C$3,100,000 to fund project development and working capital needs. These additional funds will augment the net proceeds and cash generated from our Mesa and Windridge operations to fund general and administration costs and project development expenditures, until the Company is in receipt of the Windstar cash grant or first distributions from our Kingman (expected June 30, 2012) and Windstar projects are received (expected September 30, 2012).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following expenses were accrued/paid to directors, officers, a significant shareholder, and the spouse of a director of the Company:

	Year Ended December 31
	2011	2010
Directors’ fees	$105,714	$59,830
Management fees	1,256,206	1,287,296
Bonuses	59,597	4,509,378
Office and secretarial	36,418	34,951
	$1,457,935	$5,891,455

(a)

As at December 31, 2011, the Company had an account receivable of $86,768 (2010 - $88,147) with a company that had a common director (Chief Executive Officer of the Company). The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(b)	As at December 31, 2011, the Company had an accounts receivable of $42,478 (2010 - $nil) from the Chief Executive Officer of the Company.

(c)	As at December 31, 2011, the Company advanced directors fees of $7,376 (2010 - $7,493).

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FOURTH QUARTER 2011

	Three Months Ended
	December 31

	2011	2010
Energy production (MWh)	12,305	10,232
Expenses	$3,382,340	$6,962,836
Other Expenses	$759,979	$1,404,574
Loss before income taxes	$4,142,319	$7,983,782
Income tax recovery	$2,441,514	$10,878,746
Net income (loss)	$(1,700,805)	$2,894,964
Net income (loss) per share	$(0.03)	$0.05

The Company recorded a net loss of $1,700,805 or a loss of one cent ($0.03) per share for the three months ended December 31, 2011, compared to net income of $2,894,964 or earnings of five cents ($0.05) per share for the comparative period. The significant decline in net income to a net loss position is specifically attributed to the recognition of future income tax recoveries totaling $10,878,746, in December 2010, resulting from the tax effect of previous net losses that can now be recognized as future tax assets given the future income expected from the Windstar and Kingman generating facilities.

As a result of the newly operational Kingman generating facility, electricity production increased 20% to 12,305 MWh for the three months ended December 31, 2011, from 10,232 MWh for the comparative period. Further, although declining natural gas prices led to a decrease in the average Short Run Avoided Cost electricity selling price to $37.58, from $37.63 for the comparative period, the addition of the fixed energy sales price for Kingman revenues served to mitigate this decline in sales price. Ultimately, sales revenues increased 147% to $948,550 for the three months ended December 31, 2011, from $383,628 for the comparative period, driven by the fixed price electricity sales from the Kingman generating facility.

Expenses decreased by approximately $3,580,496 to $3,382,339 for the three months ended December 31, 2011, from $6,962,836 for the comparative period. This decline is explained by the one-time $4.9 million in Windstar and Kingman bonuses that were declared to the Company’s consultants, employees and officers. However, this decline was offset in part by the increases in general and administration costs, and interest on loans payable for the three months ended December 31, 2011, attributed to the Company increasing its staffing levels to support continued growth and the costs associated with term conversion and initial operations of the Kingman generating facility.

The loss before income taxes for the three months ended December 31, 2011, was $4,142,319 compared to $7,983,782 for the comparative period. The significant difference is attributed to the aforementioned items impacting expenses, coupled with a decline in other expenses, which can largely be attributed to a $1.4 million loss on the mark-to-market of the Company’s Canadian dollar denominated warrants for the three months ended December 31, 2010.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements and notes thereto are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments, and assumptions are based upon information available to us at the time that they are made. There may be material differences between these estimates, judgments or assumptions and actual results.

The critical accounting estimates are as follows:

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of these audited consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, deferred income taxes and other intangible assets based on the estimated fair market values of the assets and liabilities acquired.

(b)	The Company has recorded asset retirement obligations, based on estimates of the cost to remediate the Mesa and Kingman project sites at future dates.
(c)	The Company has performed impairment testing on the amounts recorded as goodwill and power project development and construction costs.
(d)	The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and PPAs over their estimated lives.

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(e)

The Company has recorded stock based compensation, on its employee and consultant options, using the Black- Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the stock options, and their related volatilities.

(f)

The Company has performed a forecast using estimates for revenues, expenses, and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the Company’s going concern assumption.

(g)	The Company has allocated development costs based on estimates provided by our contractors on their time spent on each project.
(h)	The Company records deferred income taxes based on estimated differences in the net book values and tax values of its tangible and intangible assets, and the valuation allowance.
(i)

The Company has recorded and remeasured, each period-end, its Canadian dollar warrants using the Black-Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the warrants, and their related volatilities.

INITIAL ADOPTION AND CHANGES IN ACCOUNTING POLICIES

Change in functional and reporting currency

As at December 31, 2010, the Company completed the U.S. dollar financing of its 120MW Windstar generating facility. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries changed. As a result of this financing, a majority of its debt as well as all of the Company’s revenue are denominated in U.S. dollars. The change in functional currency from Canadian dollars to U.S. dollars is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change. As at January 1, 2011, the Company also changed on a retroactive basis its reporting currency from Canadian dollars to U.S. dollars.

The operations of the parent company are translated into U.S. dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses of the parent company are translated at the average exchange rate prevailing during the period. Translation gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive income (loss). Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction.

Basis of accounting

Effective January 1, 2011, the Company converted its basis used for accounting to U.S. GAAP from Canadian GAAP for all reporting periods.

New accounting pronouncements effective in the year ended December 31, 2011

In April 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update, which addressed the classification of employee share-based payment awards with an exercise price denominated in the currency of a market in which the underlying equity securities trades. This update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies as equity. The adoption by the Company on January 1, 2011 did not have a material impact on the Company's consolidated financial statements.

New accounting pronouncements effective in future periods

(a)	Accounting for Fair Value Measurement

On May 12, 2011, FASB amended authoritative accounting guidance regarding fair value measurement and disclosure requirements. The amendment prohibits the application of block discounts for all fair value measurements, permits the fair value of certain financial instruments to be measured on the basis of the net risk exposure and allows the application of premiums or discounts to the extent consistent with the applicable unit of account. The amendment clarifies that the highest-and-best use and valuation-premise concepts are not relevant to financial instruments. Expanded disclosures are required under the amendment, including quantitative information about significant unobservable inputs used for Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in unobservable inputs disclosed, a discussion of the Level 3 valuation processes, any transfers between Levels 1 and 2 and the classification of items whose fair value is not recorded but is disclosed in the notes. The amendment is effective prospectively during interim and annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this amendment is not expected to have a material effect on the Company's financial statements.

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(b)	Presentation of Comprehensive Income

On June 16, 2011, FASB issued new accounting guidance that revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income and does not affect the calculation or reporting of earnings per share. The amendment is applicable retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (January 1, 2012 for the Company). However, on December 23, 2011, the FASB issued new guidance that postpones indefinitely the application of certain provisions of the guidance issued in June 2011. The requirement to present reclassification adjustments out of accumulated other comprehensive income by component will be further deliberated by the FASB. The adoption of this amendment is not expected to have a material effect on the Company's financial statements.

FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in the statements of operations. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to the statements of operations when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are recorded to the balance sheet as deferred charges.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable, refundable tax credits, prepaid expenses, and deposits are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

  Accounts payable, accrued liabilities, accrued interest liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

  Warrants are classified as other liabilities and are measured at the fair value at each reporting date using the Black-Scholes pricing model.

  Interest rate swap derivatives are currently classified as financial liabilities and are remeasured at the fair value at each reporting date using valuations obtained from the counterparty, which have been assessed by management as reasonable.

The carrying values of accounts receivable, accounts payable, accrued liabilities and accrued interest approximate their fair value at December 31, 2011 and December 31, 2010 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer in California having a credit rating of A-2 by S&P, and a large utility customer in Arizona having a credit rating of Ba1 by Moody’s. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in the commitments and contingent liabilities section, are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same as at December 31, 2011. Therefore, the carrying value of the loans payable reflects the amortized value.

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Derivative instruments and hedging activities

The Company uses interest rate swap contracts to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project. These contracts are carried at fair value, which were determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with large utility customers, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2011, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable, and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in the commitments and contingent liabilities section, and remaining financial liabilities, consisting of accounts payable, accrued liabilities and accrued interest liabilities are expected to be realized within one year. In accordance with the Kingman credit agreement, in order to be eligible to make distributions, the Company must maintain a debt service coverage ratio of at least 1.20 to 1.00 on each calculation date. The Company’s first calculation date being June 30, 2012, and quarterly thereafter. As of December 31, 2011, the Company has not made any distributions. This risk management strategy is unchanged from the prior year.

The Company’s foreign exchange exposure is its Canadian dollar net assets. Based upon the net assets of the Company’s self-sustaining operations as at December 31, 2011, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate would result in a $167,000 impact to accumulated other comprehensive income (“AOCI”).

The Company is exposed to interest rate risk through its variable rate Kingman term loan. This risk is partially mitigated through two interest rate swap contracts. Windstar interest related to the variable rate debt is being capitalized as finance costs and has no effect on net earnings or equity until initial operations were declared on January 27, 2012. Based on balances as at December 31, 2011, a 10 basis point change in interest rates would have changed power project development and construction costs and accrued interest by $255,000.

The Company generates revenue through variable price power purchase agreements with a California utility company on its Mesa and Windridge generating facilities. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk of these projects. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $25,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contract if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Fair value hierarchy

As of December 31, 2011, the undernoted were reported at fair value.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	429,583	-	-	429,583
Restricted cash	47,015,675	-	-	47,015,675
Interest rate swap contract	-	(2,046,708)	-	(2,046,708)
Warrants	-	(5,664,412)	-	(5,664,412)
	47,445,258	(7,711,120)	-	39,734,138

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The Company uses two interest rate swap contracts to manage its exposure to fluctuations in interest rates over the 18 year period of the floating rate portion of the long-term debt related to the Kingman generating facility. This contract is carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

The fair value of the Company’s warrants for the years ended December 31, 2011 and December 31, 2010 were estimated using the Black-Scholes pricing model.

CHANGES IN INTERNAL CONTROLS

Management assessed the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework for Smaller Public Companies. Based on this assessment, management believed that, as of December 31, 2011, our internal controls over financial reporting were effective based on those criteria.

The Company’s internal controls and procedures over financial reporting changed during the year ended December 31, 2011, as a result of the following:

  The internal appointment of a new Chief Financial Officer and Senior Vice-President Project Finance; and

  The hiring of an Assistant Controller and an Accounts Payable Administrator.

In recognition of the Company’s growth and the increased workload attributed with the financial close of its Windstar and Kingman generation facilities, the Company created new positions to manage the additional workload. These new appointments, and additional staff members, will provide further segregation of duties, improved monitoring and review, and additional resources as required.

In addition, during the year ended December 30, 2011, the Company re-filed its December 31, 2010 annual consolidated financial statements to reflect changes in classification and fair value of the Company’s equity instruments, as a result of its change in functional currency. This error in financial reporting indicated further disclosure checklists and resources were required to assist in reviewing and monitoring compliance with U.S. GAAP. The addition of an Accounts Payable Administrator and an Assistant Controller will enhance the Company’s monitoring and review procedures, and its compliance with U.S. GAAP.

No other changes in the Company’s internal controls, or other factors that have materially affected, or are reasonably likely to materially affect these controls, have occurred during the period ended December 31, 2011.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any system of controls and procedures over financial reporting and disclosure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The commitments and contractual obligations as at December 31, 2011 are as follows:

	Total	2012	2013	2014	2015	2016	Thereafter (1)
	$	$	$	$	$	$	$

Long term debt (a)	317,949,125	103,160,985	8,543,246	7,997,641	8,108,393	8,582,399	181,556,461
Right of way agreement (b)	874,339	144,308	144,852	145,412	145,989	146,583	147,195
Office leases (c) (d)	833,909	178,374	157,506	151,763	159,152	160,383	26,731
Management contract (e)	1,472,159	227,592	234,420	241,452	248,696	256,157	263,842
Operations and maintenance agreement (f) (g)	11,536,650	408,400	334,650	2,533,400	2,753,400	2,753,400	2,753,400
Interconnection agreement (h)	2,000,000	2,000,000	-	-	-	-	-
Engineering, procurement and construction agreement (i)	368,794	368,794	-	-	-	-	-
Dark fiber lease (j)	46,984	7,355	7,539	7,728	7,921	8,119	8,322
Decommission funding (k)	742,595	-	148,519	148,519	148,519	148,519	148,519
Land lease (l)	853,436	171,406	171,406	146,406	121,406	121,406	121,406
Vehicle Leases (m)	84,476	23,350	33,184	27,942	-	-	-
	336,762,467	106,690,564	9,775,322	11,400,263	11,693,476	12,176,966	185,025,876

(1)Assumes annualized payment for (b) through (m)

(a)	Long term debt

i.	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of December 31, 2011, Series A, Series B, and Series C notes were issued for a total of $204,459,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%, and interest on the Series C notes is to be paid monthly at an annual rate of 6.75%. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. Interest on the Series D notes will be paid every three months at an annual rate of 7.19%. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

ii.	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the U.S. Department of Energy cash grant described below but no later than July 31, 2012. As at December 31, 2011, Rabobank had funded $51,013,346. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

iii.	Corporate bridge financing

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $9,500,000. The loans including outstanding bonuses and interest were renewed in December 2011 and mature in December 2012. The $6,634,233 loan, comprised of the original $5,000,000 loan plus $1,000,000 bonus and interest, bears interest at 20% per annum and the $5,070,840, comprised of the original $3,600,000 loan plus $900,000 bonus and interest, bears interest at 25% per annum. Both corporate loan agreements allow for early repayment by the Company, without premium or penalty.

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2,500,000. The loans are secured by the Company’s property. The loans including outstanding interest were renewed on January 15, 2011 and mature on January 15, 2012. The $2,210,000 loan, comprised of the original $2,000,000 loan plus interest, bears interest at 10% per annum and the $552,358 loan, comprised of the original $500,000 loan plus interest, bears interest at 12% per annum. Both loans have bonuses owing at maturity of $442,000 and $138,089 respectively.

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On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of $2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan including outstanding interest was renewed on June 30, 2011 and matures on June 30, 2012. The $2,209,426 loan, comprised of the original $2,000,000 loan plus interest, bears interest at 12% per annum. The loan includes a bonus of $243,037 owed at maturity.

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The principal amount of the note and the upfront fee bear interest at 12% per annum, compounded monthly. The promissory note matures on November 13, 2012.

iv.	Kingman credit agreement

The Company signed a credit agreement with Keybank that will provide the Company with a $4,200,000 Treasury Grant Loan and a Construction Loan facility of up to $16,000,000. The proceeds from the loans were used solely to pay construction costs related to the Kingman project. Interest was paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest was due quarterly. Before the Construction Loan conversion and Treasury Grant Loan repayment, the full $20,200,000 was drawn.

On December 30, 2011, the $4.2 million Treasury Grant Loan was repaid with proceeds from the Kingman cash grant, terminating all obligations under the loan agreement.

On December 23, 2011, the Construction Loan Facility was converted to a $16,000,000 Term Loan. As of the date of conversion, the applicable margin with respect of the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

v.	Deferred financing

The Company has entered into $15,488,574 of deferred financing with one of its project vendors. The Company has until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance.

vi.	REC promissory note

On December 29, 2011, the Company signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of three percent per annum. The note and accrued interest are due on April 30, 2012.

On December 29, 2011, the Company entered into a module supply agreement with REC Solar U.S., LLC for the purchase of solar modules totaling 42MW for use in construction of the Company’s Yabucoa, Puerto Rico solar project. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

vii.	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $62,242 as at December 31, 2011 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

viii.	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $51,441 at December 31, 2011 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

(b)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. In addition, the Company has an obligation to remove foundations and equipment on the termination of the land right-of-way agreement.

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The Company has a railway crossing and land lease agreement with BNSF Railway for its Kingman project, which expires in June 1, 2031. The agreement requires a $10,000 payment in the first year, followed by $1,800 payments per annum, for the railway crossing, and annual land lease payments are $15,794, both are subject to increases of 3% per annum for inflation.

(c)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. In January 2011, the Company increased the subleased area under the sublease agreement. The total base rent is C$6,580 per month and operating costs are approximately C$5,000 per month. In September 2011, the Company executed a new lease agreement, commencing March 1, 2012 extending the expiry date to March 1, 2017. Total base rent for years 1 and 2 is C$7,968 per month, year 3 is C$8,264 per month, and years 4 and 5 is C$8,890 per month. Operating costs are approximately C$4,700 per month.

(d)	The Company has entered into a lease agreement for office space in Tehachapi, California that will expire July 2012. The base rent is $1,700 per month.

(e)

The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of $227,592 per annum. The agreement is renewable annually with 30 days’ notice from its December 15, 2011 renewal date.

(f)

The Company entered into an Operations and Maintenance Agreement with Gamesa for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment.

Starting the third year after the commencement date of the Windstar project, during the warranty period, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year within the five year period. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

(g)

On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site and will automatically extend annually, for an additional year, until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

(h)

On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC for its Windstar project. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2,000,000 is due 120 days after the initial operations date under the PPA and a second payment of $2,500,000 is due on the tenth anniversary of such date.

(i)

On November 30, 2010 the Company entered into a $45 million engineering, procurement and construction agreement with RMT Inc. as the contractor during construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of $10.3 million in December 2010. The remainder of the contract price will be paid throughout the construction period.

(j)

On September 6, 2011, the Company entered into a dark fiber license agreement with UNS Electric Inc. (“UNS”). Under the agreement UNS will license the Company to use their dark fiber strands for five years. The Company will pay a license fee of $400 per route mile for each fiber pair annually on September 6th for the 20 year life of the agreement with an increase of 2.5% each year.

(k)

Pursuant to item 15 of resolution 2007-404 from the Mohave County Board of Supervisors, the Company is required to maintain a letter of credit, bond or other appropriate form of security, in the amount of the full decommissioning cost net of salvage value, at the end of the life of the Kingman project. The Company received approval from the Mohave County Board of Supervisors to fund this security over the 20 year life of the project starting in year 2.

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(l)

On February 22, 2011, the Company entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

The Company entered into a 527 acre ground lease agreement with eight parties for the Windswept project, in California. Under this agreement, the Company will pay a minimum of $121,406 per annum over the 30 year lease term.

(m)

In September 2011, the Company entered into a vehicle operating lease agreement, payable monthly over the 36 month lease term, with the lease expiring in October 2014. The Company entered into a second vehicle operating lease agreement in October 2011, payable monthly over the 36 month lease term, with the lease expiring in November 2014.

(n)

On December 17, 2010, in exchange for the Company receiving financing for its Kingman project the Company executed an Alliance Agreement providing RMT an exclusive first right of refusal to serve as the sole and exclusive EPC contractor on Western Wind’s’ next one hundred and fifty megawatts (150MW) of development of wind and solar powered electrical generation facilities in the U.S., U.S. territories, and Canada, not inclusive of the Windstar and Kingman Projects.

The Company’s contingencies are as follows:

As at December 31, 2011, the Company has only seven employees, and remunerates all officers, directors, and other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

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OTHER MD&A REQUIREMENTS
Disclosure of Outstanding Share Data
Summary of Securities Issued During the year ended December 31, 2011

	Common	Common	Additional	Total	Warrants
	Shares	Shares	Paid in capital
	#	$	$	$	$
Balance, December 31, 2010	55,261,986	47,957,243	11,000,751	58,957,994	6,424,087
Cash transactions
Exercise of warrants:
Warrants at $0.65 per share	291,099	424,826	-	424,826	(235,612)
Warrants at $1.00 per share	2,051,267	3,229,046	-	3,229,046	(1,105,222)
Warrants at $1.15 per share	227,251	401,831	-	401,831	(139,311)
Warrants at $1.25 per share	419,534	875,072	-	875,072	(137,002)
Warrants at $1.50 per share	514,400	1,048,173	-	1,048,173	(276,573)
Warrants at $1.62 per share	69,287	150,388	-	150,388	(1,465)
Exercise of options
Options at $1.09 per share	684,949	1,430,676	(668,328)	762,348	-
Options at $1.11 per share	27,000	49,880	(20,707)	29,173	-
Options at $1.23 per share	300,000	641,831	(260,473)	381,358	-
Options at $1.32 per share	365,151	950,746	(455,169)	495,577	-
Options at $1.34 per share	391,023	799,966	(267,248)	532,718	-
Options at $1.54 per share	100,000	306,028	(148,338)	157,690	-
	5,440,961	10,308,463	(1,820,263)	8,488,200	(1,895,185)
Non-cash transaction
Warrants issued	-	-	-	-	656,736
Share subscription receivable	-	-	590,087	590,087	-
Change in fair value of
Canadian dollar warrants	-	-	-	-	544,153
Expiry of warrants	-	-	65,379	65,379	(65,379)
Stock-based compensation	-	-	1,785,065	1,785,065	-
Balance, December 31, 2011	60,702,947	58,265,706	11,621,019	69,886,725	5,664,412

Summary of Options Granted During the Year

On March 7, 2011, the Company granted 25,000 options to an employee of the Company to acquire shares at $1.45 per share.

On April 1, 2011, the Company granted 85,000 options to employees of the Company to acquire shares at $1.50 per share.

On June 30, 2011, the Company granted 75,000 options to employees of the Company to acquire shares at $1.25 per share.

On November 25, 2011, the Company granted 125,000 options to employees of the Company to acquire shares at $2.01 per share.

Summary of Marketable Securities Held at the End of the Year

No marketable securities held as of December 31, 2011.

Summary of Securities at the End of the Year

Authorized Capital:	Unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and outstanding:	60,702,947 common shares

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Number and Recorded Value for Shares Issued and Outstanding

At December 31, 2011, the Company had 60,702,947 common shares outstanding having an average paid up value of $0.96 per share ($58,265,706).

At December 31, 2011, there were 60,702,947 common shares and 5,683,940 warrants outstanding.

At March 30, 2012, there were 62,657,641 common shares and 6,011,439 warrants outstanding.

At December 31, 2011 and March 30, 2012, there were 5,557,028 and 5,482,028 stock options respectively outstanding.

Description of Options, Warrants, and Convertible Securities Outstanding as at December 31, 2011

		Exercise or
	Number or	Conversion Price
Type of Security	Amount	(CAD$)	Expiry Date
Stock Options	750,000	$1.54	November 8, 2012
Stock Options	1,308,977	$1.34	November 4, 2013
Stock Options	400,000	$1.34	December 15, 2013
Stock Options	300,000	$1.53	March 11, 2015
Stock Options (2)	2,415,051	$1.09	December 21, 2015
Stock Options	25,000	$1.45	March 7, 2016
Stock Options	85,000	$1.50	April 1, 2016
Stock Options	75,000	$1.50	June 30, 2016
Stock Options	125,000	$2.01	November 25, 2016
Stock Options	73,000	$1.11	June 24, 2019
	5,557,028

Warrants (1)	29,694	$1.82	January 21, 2012
Warrants	782,250	$1.50	July 6, 2012
Warrants	84,052	$1.15	July 19, 2012
Warrants	382,241	$1.25	November 30, 2012
Warrants	28,507	$1.00	November 30, 2012
Warrants	3,000,000	$1.00	December 15, 2012
Warrants	372,259	$1.25	December 17, 2012
Warrants	4,937	$1.00	December 17, 2012
Warrants	1,000,000	$1.00	January 31, 2013
	5,683,940

1)	On January 10, 2012 - 9,898 Warrants were exercised for proceeds of $18,014.
On January 12, 2012 - 14,847 Warrants were exercised for proceeds of $27,022.
On January 20, 2012 - 4,949 Warrants were exercised for proceeds of $9,007.
2)	On March 22, 2012 - 75,000 Options were exercised for proceeds of $81,750.

Total Number of Shares in Escrow or Subject to Pooling Agreement

A total of 299,996 shares are held in escrow, pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company, including the Company’s Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

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ADVISORY ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains certain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Forward-looking statements in this Management’s Discussion and Analysis include references to:

  The Company’s expectations for CPUC approval of the Mesa 30MW generating facility’s fixed-price PPA with SDG&E by June 1, 2012.

  The Company’s expectations of erecting meteorological towers at Tumey Hills within the first nine months of 2012.

  The Company’s expectations of closing Puerto Rico project financing by April 30, 2012.

  The Company’s assertion that the OPA’s review of the Company’s FIT application for its Ontario project has likely been delayed due to the volume of applications submitted to the OPA.

  The Company’s expectation of receiving the cash grant from the U.S. Department of the Treasury for its Windstar generating facility.

  The Company’s expectation that the 30MW Yabucoa Solar project will be placed in service by the credit termination date being December 31, 2016 and will qualify the minimum 5% safe harbor provision of Section 1603 of the American Recovery and Reinvestment Act of 2009.

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